UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

CNPJ/MF No. 76.535.764/0001-43

NIRE 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. - In Judicial Reorganization (“Oi” or the “Company”), in addition to the Notice to the Shareholders dated February 2, 2018, informs its shareholders and the market in general that it learned, yesterday, of a judgement rendered by the 7th Corporate Court of the Judicial District of the Capital of the State of Rio de Janeiro rejecting the shareholder Bratel S.A.R.L.’s request to partially reconsider the decision which confirmed the judicial reorganization plan and fully upholding such decision, including with respect to not holding the Extraordinary General Meeting convened by Bratel S.A.R.L. for February 7, 2018.

The decision in its entirety is attached to this Notice to the Market and is also available for download on the Company’s website (www.oi.com.br/ri), on the Empresas.NET System of the CVM (www.cvm.gov.br), as well as the website of B3 S.A. - Brasil, Bolsa, Balcão (www.bmfbovespa.com.br). The Company will furnish an English translation of the decision as soon as possible to the US Securities and Exchange Commission under cover of Form 6-K.

The Company will keep its shareholders and the market informed about the development of the subject matter of this Notice to the Market.

Rio de Janeiro, February 6th, 2018

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer